                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 20 April, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	20 April 2009

Allied Irish Banks, p.l.c. Capital Update

On 12 February Allied Irish Banks p.l.c. ("AIB") [NYSE: AIB] announced an agreement with the Irish Government in relation to the proposed recapitalisation of the bank. Since then, market and public uncertainty about our capital adequacy has persisted despite the proposed addition of €3.5 billion in core tier 1 capital.  As previously announced, we will be seeking shareholder approval at an EGM on 13 May to accept the aforementioned capital. Furthermore following discussions with the Minister for Finance and reflecting his desire to ensure that systemically important banks would remain adequately capitalised, even in stressed scenarios, we have decided to take further action to strengthen our capital position as outlined in this announcement.

In cooperation with AIB, the Minister for Finance has been conducting due diligence and stress test scenarios.   Arising from these stress tests the Minister for Finance and AIB have formed a view that to strengthen our capital position a total amount of €5.0 billion new core tier 1 capital is appropriate. As a consequence, in addition to the proposed €3.5 billion injection by the Government, we aim to increase core tier 1 capital by a further €1.5 billion before the end of 2009.  Potential sources of this capital include the disposal of assets and marketable assets will be considered as part of this process. This commitment represents a reappraisal of our previous view in relation to asset disposal. The bank acknowledges that the Minister has said that if any further capital injections are required from the State these would be in the form of equity capital.

We also wish to state our support for what we believe is a positive step taken by the Government in its recent decision to create a National Asset Management Agency (NAMA) and AIB wishes to signal its intention to participate in this initiative.  NAMA is currently at an initial planning stage. AIB will work closely with the authorities to achieve its implementation.

- Ends -

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  20 April, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.